UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated March 7, 2018 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	March 7, 2018

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER ACHIEVES SECOND HIGHEST FEBRUARY SALES

	Vehicles retailed Feb 2018	% change year-on-year	Jan-Feb 2018	% change year-on-year YOY

Jaguar Land Rover	39,911	(2.6)	88,977	0.3
Jaguar	11,565	(5.2)	25,631	(2.0)
Land Rover	28,346	(1.5)	63,346	1.3

February 7, 2018, Whitley, UK: Jaguar Land Rover achieved its second highest February sales performance with strong sales of the new Range Rover Velar and Land Rover Discover and the new 18 model year Range Rover and Rover Sport as well as the new Jaguar E-PACE still ramping up, despite difficult trading conditions in key European markets, especially the UK.

Retail sales of 39,911 Jaguars and Land Rovers in February were 2.6% down on the previous year's all-time high. Solid demand in China (3.3% up) and other overseas markets (1.5% up) was offset by lower sales in the UK (15.2% down for the month) and Europe (6.9% down), where trading conditions remained challenging. Sales in North America were 2.2% down on the same month in the previous year. With the company's sales up 2.9% in January, year-to-date sales are level with a year ago.

Andy Goss, Jaguar Land Rover Group Sales Director, said: "While February is a short month and we are continuing to see weaker market conditions in Europe and the UK in particular largely reflecting diesel uncertainty, we saw strong sales of the new Discovery and Velar models in the month. Sales of the new 18 model year Range Rover and Range Rover Sport and Jaguar E-Pace are still ramping up heading into March which is normally our biggest sales month largely as a result of the registration plate changeover in the UK."

"This year will be an exciting year for Jaguar Land Rover with the launch of Jaguar I-Pace, our first electric car which was revealed last week and will be shown at the Geneva Auto Show opening this week."

Jaguar sales in February were down by 5.2% year-on-year with 11,565 units sold. The F-PACE SUV remained the brand's biggest seller, followed by the XF which saw sales up 15%, including the Sportbrake and, in China, the long-wheelbase XFL. The new E-PACE compact SUV is still ramping up after going on sale in the UK in late 2018 and in Europe and the USA in January.

Global Land Rover sales of 28,346 were down 1.5% compared with a record February in 2017. Sales of the new Velar and Discovery launched in 2017 were up significantly while the new 18 Model Year Range Rover and Range Rover Sport offering a plug in hybrid option for the first time are still ramping up.

ENDS.

About Jaguar Land Rover

Jaguar Land Rover is the UK's largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world's leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world's premier luxury sports saloon and sports car marques.

We employ more than 43,000 people globally and support around 240,000 more through our dealerships, suppliers and local businesses. Manufacturing is centred in the UK, with additional plants in China, Brazil, Austria and Slovakia.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2017 Jaguar Land Rover sold 621,109 vehicles in 130 countries, with more than 80 per cent of our vehicles being sold abroad.

Our innovation is continuous: we will spend more than £ 4 billion in the coming year on new product creation and capital expenditure.

From 2020 all new Jaguar Land Rover vehicles will be electrified, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer ultra-clean petrol and diesel engines.

About Tata Motors

Tata Motors Limited, a USD 42 billion is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.